Afya Limited Announces Fourth Quarter and Twelve Months 2025 Financial Results

Another Year of Strong Performance

Guidance Achievement

Belo Horizonte, Brazil, March 12, 2026 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today its financial and operating results for the fourth quarter and full-year period ended December 31, 2025. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter 2025 Highlights

▪	4Q25 Revenue increased 7.5% YoY to R$913.0 million. Revenue excluding acquisitions increased 7.3%, reaching R$910.8 million.
▪	4Q25 Adjusted EBITDA increased 6.1% YoY, reaching R$388.5 million, with an Adjusted EBITDA Margin of 42.6%. Adjusted EBITDA Margin decreased 50 bps YoY. Adjusted EBITDA excluding acquisitions grew 6.0%, reaching R$388.0 million, with an Adjusted EBITDA Margin of 42.6%.
▪	4Q25 Net Income increased 13.7% YoY, reaching R$175.4 million, and Adjusted Net Income increased 6.3% YoY, reaching R$205.7 million. Basic EPS growth was 14.9% in the same period.

Full Year 2025 Highlights

▪	FY25 Revenue increased 11.9% YoY to R$3,697.3 million. Revenue excluding acquisitions grew 9.2%, reaching R$3,607.5 million.
▪	FY25 Adjusted EBITDA increased 15.4% YoY reaching R$1,680.3 million, with an Adjusted EBITDA Margin of 45.4%. Adjusted EBITDA Margin increased 130 bps YoY. Adjusted EBITDA excluding acquisitions grew 11.8%, reaching R$1,628.0 million, with an Adjusted EBITDA Margin of 45.1%.
▪	FY25 Net Income increased 18.4% YoY, reaching R$768.4 million, and Adjusted Net Income increased 9.9 % YoY, reaching R$901.7 million. Basic EPS growth was 18.7% in the same period.
▪	Operating Cash Conversion ratio of 93.7% and a Free Cash Flow record of R$1,056 million, with a solid cash position of R$ 1,125.4 million.
▪	~301 thousand users in Afya’s ecosystem.

Table 1: Financial Highlights
	For the three months period ended December 31,					For the twelve months period ended December 31,
(in thousand of R$)	2025³	2025³ Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions	2025³	2025³ Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions
(a) Revenue	912,990	910,828	849,015	7.5%	7.3%	3,697,255	3,607,549	3,304,329	11.9%	9.2%
(b) Adjusted EBITDA [2]	388,519	388,049	366,014	6.1%	6.0%	1,680,251	1,627,957	1,455,642	15.4%	11.8%
(c) = (b)/(a) Adjusted EBITDA Margin	42.6%	42.6%	43.1%	-50 bps	-50 bps	45.4%	45.1%	44.1%	130 bps	100 bps
Net income	175,444	-	154,279	13.7%	-	768,443	-	648,920	18.4%	-
Adjusted Net income	205,738	-	193,607	6.3%	-	901,740	-	820,290	9.9%	-
*For the three months period ended December 31, 2025, "2025 Ex Acquisitions" excludes: FUNIC (October to December, 2025; Closing of FUNIC was in May 2025).
*For the twelve months period ended December 31, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to December, 2025; Closing of FUNIC was in May 2025).
(2) See more information on "Non-GAAP Financial Measures" (Item 08).
(3) Financial information for 2025 is unaudited.

Message from Management

We are pleased to present another year of strong operational and financial performance. In 2025, we once again met our revenue and Adjusted EBITDA guidance, achieving our seventh consecutive year of meeting or exceeding guidance since 2H19. This track record reinforces the strength of our business model, the quality of our execution, and the commitment of our teams. In addition, we delivered our second-highest Adjusted EBITDA margin, reaching 45.4% and an EPS growth of 18.7% in the same period, further supporting our ability to invest in growth and create long-term value for our shareholders.

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This consistent performance gives us a solid foundation as we move into the next phase of our journey and look ahead to our 2026 guidance. We remain focused on combining sustainable growth with financial discipline while staying close to the needs of physicians and the Brazilian healthcare ecosystem.

In our Undergraduate segment, 2025 was marked by strong and sustainable revenue growth across Medical Schools, and other health related programs. This result reflects the maturity of our medical seats and the strength of Afya’s academic offering and brand. As we enter 2026, we start the year with 3,705 operating medical school seats, including 100 additional seats authorized at Afya Bragança. Our unified intake process across all medical schools is a key enabler, helping us attract and retain top candidates nationwide. This integrated approach brings consistency to admissions, reinforces Afya’s position as a leading medical education group, and supports greater operational efficiency across our campuses.

In Continuing Education and Medical Practice Solutions, 2025 was a year of higher efficiency and stronger synergies between the segments, which boosted gross margin expansion. We increased the total number of Continuing Education students by 8.9%, and for Medical Practice Solutions, we highlight the 9.4% growth in B2P revenue, demonstrating the value of our solutions and the segment's scalability.

Looking ahead to 2026, we are entering a new phase for Afya. Our ambition is to be recognized as the go-to brand for every physician in Brazil, in every stage of their medical career. In this new investment cycle, we will focus on expanding our audience and strengthening our digital products. Our goal is to increase adoption, deepen engagement, and continue growing our physician base. By making our ecosystem stronger and more integrated, we are able to sustain a structurally low customer acquisition cost for Undergraduate students, maintaining our competitive advantage and preserving efficient growth even in a more challenging environment. In this way, we are consolidating Afya as the long-term partner that supports physicians throughout their careers and building a solid platform for future B2B revenue opportunities.

On the solid basis of our guidance achievement for 2025, we are now presenting our guidance for 2026. We expect Revenue to range between R$3,950 million and R$ 4,100 million, and Adjusted EBITDA to be between R$1,700 million and R$1,800 million, excluding any acquisition that may be concluded after the issuance of this guidance.

From a capital allocation perspective, our strong cash generation and solid balance sheet allow us to support our organic and inorganic growth strategy while also returning value to shareholders. In 2025, our Board of Directors approved a new share repurchase program authorizing the buyback of up to 4,000,000 Class A common shares through December 31, 2026. On March 12, 2026, our Board of Directors declared a cash dividend of R$307.4 million, corresponding to 40% of Afya’s 2025 consolidated net income, supported by our 2025 Free Cash Flow of R$1,056 million reinforcing our commitment to shareholder remuneration, the strength of our financial position and our disciplined capital allocation strategy.

Looking ahead, we will keep strengthening our ecosystem, supporting physicians at every stage of their careers and pursuing sustainable growth in the years to come. We are proud of how far we have come and excited about the opportunities ahead as we continue to shape the future of the medical journey in Brazil.

1.	Key Events in the Quarter

▪	On October 15, 2025, Afya Brazil issued commercial notes for private placement ("Commercial Notes”), sold to Opea Securitizadora S.A. ("Opea”), a Brazilian securitization corporation pursuant to Section 45 of Brazilian Law No. 14,195/2021, as amended. Opea issued a debenture backed by the Commercial Notes on the same terms and conditions.

The aggregate principal amount of the Commercial Notes is R$1,500,000, divided into two series, the first in the aggregate amount of R$500,000 ("First Series”) and the second in the aggregate amount of R$1,000,000 ("Second Series”). The First Series will mature on October 15, 2028 and the Second Series will mature on October 15, 2030. The interest rate applicable to the First Series and Second Series will be equal to the CDI rate plus a spread of 0.70% and 0.85% per year, respectively, based on 252 business days.

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain Net Debt (excluding lease liabilities) to adjusted EBITDA ratio below or equal to 3.0x, at the end of each fiscal year, until the maturity date, applicable from December 31, 2025 and thereafter. Adjusted EBITDA for covenant purposes considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2025, the Company is compliant with all obligations set forth in this Commercial Notes.

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The Commercial Notes have sureties provided by the following subsidiaries of the Company: Unigranrio, IESP and DelRey.

▪	On October 22, 2025, Afya Brazil fully repaid the aggregate outstanding amount related to the first issuance of debentures originally issued on December 16, 2022. The debentures were issued with a final maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027, and January 15, 2028.
▪	On November 3, 2025, the Company repurchased all 150,000 Series A perpetual convertible preferred shares of a nominal or par value of US$0.00005 each in the capital of the Company for an aggregate purchase price of R$831,600, following the Share Repurchase Agreement with SBLA Holdco LLC, an affiliate of Softbank. All repurchased Series A Preferred Shares were cancelled by the Company.
▪	On November 7, 2025, MEC authorized the increase of 100 medical school seats of ITPAC Porto located in the city of Bragança, State of Pará. With this authorization, Afya reaches 150 medical school seats on this campus, and 3,753 total approved medical school seats.
▪	On December 18, 2025, MEC authorized the approval of two additional medical school seats at Afya Pato Branco, increasing Afya’s total approved medical school seats to 3,755.

2.	Subsequent Events
▪	On February 6, 2026, MEC authorized an increase of 63 medical seats for ITPAC – Instituto Tocantinense Presidente Antonio Carlos Porto S.A. (“Afya Abaetetuba”), located in the city of Abaetetuba, in the state of Pará. With this authorization, Afya’s Abaetetuba campus will offer a total of 113 medical seats.

As Afya Cametá—an approved but, non-operating medical school—and Afya Abaetetuba are located within the same health region, Afya Cametá will not become operational, thereby creating the capacity that enabled the approval of 63 additional medical seats at Afya Abaetetuba. With this addition, Afya now has a total of 3,768 approved medical seats across its portfolio.

▪	On March 12, 2026, the Company’s Board of Directors approved dividend distribution in the amount of R$307.4 million, representing 40% of the Company’s consolidated net income for the year ended December 31, 2025 and a dividend per share of R$3.446838, payable in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2025. The payment will be made at the exchange rate (PTAX) to be published by the Brazilian Central Bank on March 13, 2026.

3.	Full Year 2025 Guidance Achievement

The Company’s financial results reaffirmed the resiliency and profitability of Afya’s business model:

	Guidance for 2025	Actual 2025[2]
Revenue	R$ 3,670 mn ≤ ∆ ≤ R$ 3,770 mn	R$ 3,697 mn
Adjusted EBITDA	R$ 1,620 mn ≤ ∆ ≤ R$ 1,720 mn	R$ 1,680 mn
CAPEX [1]	R$ 250 mn ≤ ∆ ≤ R$ 290 mn	R$ 304 mn
(1) Excludes the license CAPEX related to the acquisition of FUNIC.
(2) Financial information for 2025 is unaudited.

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4.	2026 Guidance

The guidance for FY2026 is defined in the following table:

Guidance for 2026[1]
Revenue	R$ 3,950 mn ≤ ∆ ≤ R$ 4,100 mn
Adjusted EBITDA	R$ 1,700 mn ≤ ∆ ≤ R$ 1,800 mn
CAPEX	R$ 340 mn ≤ ∆ ≤ R$ 380 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance.

5.	4Q25 and 2025 Overview

Segment Information

The Company has three reportable segments as follows:

Undergraduate, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs.

Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

Medical Practice Solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provides access, demand and efficiency for the healthcare players.

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Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Twelve months period ended December 31,
	2025	2024	% Chg
Undergraduate Programs
MEDICAL SCHOOL
Approved Seats	3,755	3,593	4.5%
Operating Seats [1]	3,705	3,543	4.6%
Total Students (end of period)	25,556	24,255	5.4%
Average Total Students	25,719	23,440	9.7%
Average Total Students (ex-Acquisitions)*	24,881	23,440	6.1%
Revenue (Total - R$ '000)	2,789,170	2,477,906	12.6%
Revenue (ex- Acquisitions* - R$ '000)	2,705,045	2,477,906	9.2%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	9,060	8,809	2.8%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	26,545	25,570	3.8%
Average Total Students	26,344	25,154	4.7%
Average Total Students (ex-Acquisitions)*	25,954	25,154	3.2%
Revenue (Total - R$ '000)	261,724	236,791	10.5%
Revenue (ex- Acquisitions* - R$ '000)	257,075	236,791	8.6%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	33,924	27,163	24.9%
Average Total Students	34,271	27,542	24.4%
Average Total Students (ex-Acquisitions)*	33,538	27,542	21.8%
Revenue (Total - R$ '000)	204,533	180,994	13.0%
Revenue (ex- Acquisitions* - R$ '000)	203,600	180,994	12.5%
Total Revenue[2]
Revenue (Total - R$ '000)	3,255,426	2,895,692	12.4%
Revenue (ex- Acquisitions* - R$ '000)	3,165,720	2,895,692	9.3%
*For the twelve months period ended December 31, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (October to December, 2025; Closing of FUNIC was in May 2025).
(1) The difference between approved and operating seats refers to Cametá, a campus that is still pre-operational.
(2) Financial information for 2025 is unaudited; comparative financial information for 2024 is audited.

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Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Twelve months period ended December 31,
	2025	2024	% Chg
Continuing Education
Total Students (end of period)[1]
Residency Journey - Business to Physicians B2P	12,990	16,381	-20.7%
Graduate Journey - Business to Physicians B2P	10,234	8,527	20.0%
Other Courses - B2P and B2B Offerings	31,815	25,613	24.2%
Total Students (end of period)	55,039	50,521	8.9%
Revenue (R$ '000)
Business to Physicians - B2P	257,706	237,379	8.6%
Business to Business - B2B	26,765	18,060	48.2%
Total Revenue[2]	284,471	255,438	11.4%
(1) The figure above does not contemplate intercompany transactions.
(2) Financial information for 2025 is unaudited; comparative financial information for 2024 is audited.

Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Twelve months period ended December 31,
	2025[2]	2024	% Chg
Medical Practice Solutions
Active Payers (end of period)
Clinical Decision	156,598	161,283	-2.9%
Clinical Management	38,906	33,735	15.3%
Total Active Payers (end of period)	195,504	195,018	0.2%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU)	220,051	238,343	-7.7%
Revenue (R$ '000)
Business to Physicians - B2P	152,643	139,534	9.4%
Business to Business - B2B	18,680	22,252	-16.1%
Total Revenue[2]	171,323	161,787	5.9%
(1) Revenue from 'Shosp', the clinical management software, was reclassified from B2B to B2P.
(2) Financial information for 2025 is unaudited; comparative financial information for 2024 is audited.

Key Operational Drivers – Users Positively Impacted by Afya

The Users Positively Impacted by Afya represents the total number of medical students from the Undergraduate segment, students from Continuing Education and users from Medical Practice Solutions. For the fourth quarter of 2025, Afya’s ecosystem reached 300,646 users.

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Table 5: Key Revenue Drivers	Twelve months period ended December 31,
	2025	2024	% Chg
Users Positively Impacted by Afya [1]
Undergraduate (Total Medical School Students - End of Period)	25,556	24,255	5.4%
Continuing Education (Total Students - End of Period)	55,039	50,521	8.9%
Medical Practice Solutions (Monthly Active Users)	220,051	238,343	-7.7%
Ecosystem Outreach	300,646	313,119	-4.0%
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Seasonality of Operations

Undergraduate tuition revenues are related to the intake process, and monthly tuition fees charged to students, and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Residency journey product revenues, derived from e-books transferred at a point of time, which are concentrated in the first and last quarter of the year due to the enrollments.

Medical Practice Solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

Revenue

Revenue for the fourth quarter of 2025 was R$913.0 million, an increase of 7.5% over the same period in the prior year. For the twelve-month period ended December 31, 2025, Revenue was R$3,697.3 million, reflecting an 11.9% increase over the same period of last year. Excluding acquisitions, Revenue in the fourth quarter increased by 7.3% YoY to R$910.8 million. For the twelve-month period ended December 31, 2025, excluding acquisitions, Revenue was R$3,607.5 million, reflecting a 9.2% increase over the same period of last year.

The yearly revenue increase was mainly driven by (a) Undergraduate, higher tickets in medicine courses, the maturation of medical school seats, the increase in non-medical students, the acquisition of FUNIC and the full year results consolidation of UNIDOM (Acquired July of 2024); (b) Continuing Education, expansion in Graduate Journey campuses and students, increasing the average ticket per student across the segment, and (c) Medical Practice Solutions, which delivered growth primarily due to an expansion in Clinical Management active payers and a more favorable product mix compensating the decrease in the B2B.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended December 31,					For the twelve months period ended December 31,
	2025[1]	2025[1] Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions	2025[1]	2025[1] Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions
Revenue Mix
Undergraduate	796,213	794,051	739,797	7.6%	7.3%	3,255,426	3,165,720	2,895,692	12.4%	9.3%
Continuing Education	76,853	76,853	67,707	13.5%	13.5%	284,471	284,471	255,438	11.4%	11.4%
Medical Practice Solutions	43,130	43,130	44,497	-3.1%	-3.1%	171,323	171,323	161,787	5.9%	5.9%
Inter-segment transactions	(3,206)	(3,206)	(2,986)	7.4%	7.4%	(13,965)	(13,965)	(8,588)	62.6%	62.6%
Total Reported Revenue	912,990	910,828	849,015	7.5%	7.3%	3,697,255	3,607,549	3,304,329	11.9%	9.2%
*For the three months period ended December 31, 2025, "2025 Ex Acquisitions" excludes: FUNIC (October to December, 2025; Closing of FUNIC was in May 2025).
*For the twelve months period ended December 31, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to December, 2025; Closing of FUNIC was in May 2025).
(1) Financial information for 2025 is unaudited.

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Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of 2025 increased by 6.1% to R$388.5 million, up from R$366.0 million in the same period of the prior year, with the Adjusted EBITDA Margin reducing by 50 basis points to 42.6%, due mainly to lower performance of Medical Practice Solutions and an increase in corporate expenses.

For the twelve-month period ended December 31, 2025, Adjusted EBITDA was R$1,680.3 million, an increase of 15.4% over the same period of the prior year, accompanied by an Adjusted EBITDA Margin increase of 130 basis points in the same period. The increase in Adjusted EBITDA Margin was mainly driven by: (a) higher gross margin in the Undergraduate and Continuing Education segments; (b) restructuring initiatives within Continuing Education and Medical Practice Solutions; and (c) improved efficiency in Selling, General, and Administrative expenses.

Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended December 31,			For the twelve months period ended December 31,
	2025[6]	2024	% Chg	2025[6]	2024	% Chg
Net income	175,444	154,279	13.7%	768,443	648,920	18.4%
Net financial result	76,695	104,698	-26.7%	366,081	347,459	5.4%
Income taxes expense	29,032	1,083	2580.7%	92,502	27,471	236.7%
Depreciation and amortization	92,234	84,206	9.5%	373,344	333,341	12.0%
Interest received [1]	9,606	8,438	13.8%	49,527	43,417	14.1%
Income share associate	(3,249)	(2,011)	61.6%	(13,916)	(11,737)	18.6%
Share-based compensation	(1,365)	6,125	n.a.	15,318	32,424	-52.8%
Non-recurring expenses:	10,122	9,196	10.1%	28,952	34,347	-15.7%
- Integration of new companies [2]	7,661	7,970	-3.9%	25,430	25,692	-1.0%
- M&A advisory and due diligence [3]	18	772	-97.7%	578	3,575	-83.8%
- Expansion projects [4]	232	454	-48.9%	721	3,022	-76.1%
- Restructuring expenses [5]	2,211	-	n.a.	2,223	2,058	8.0%
Adjusted EBITDA	388,519	366,014	6.1%	1,680,251	1,455,642	15.4%
Adjusted EBITDA Margin	42.6%	43.1%	-50 bps	45.4%	44.1%	130 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Financial information for 2025 is unaudited.

Net Income

Net Income for the fourth quarter of 2025 totaled R$175.4 million, representing a 13.7% YoY increase. Adjusted Net Income reached R$205.7 million, an increase of 6.3% over the same period in the prior year. For the three-month period ended December 31, 2025, Net Income benefited from proactive liability management actions, primarily driven by the repurchase and cancellation of the perpetual convertible preferred shares held by SoftBank, which resulted in a gain of R$18 million.

For the twelve-month period, Afya achieved a Net Income of R$768.4 million, 18.4% higher than the same period of 2024, and an Adjusted Net Income of R$901.7 million, which was 9.9% higher than the previous period. For the year, growth reflects stronger operational performance, combined with the recognition of deferred tax assets, partially offset by the additional CSLL provision related to the OECD’s Pillar Two global minimum tax effects.

Basic EPS for the twelve-month period ended December 31, 2025, reached R$8.32. An increase of 18.7% YoY, reflecting the higher Net Income and our capital allocation with the execution of the Repurchase Program approved in August of 2025.

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Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended December 31,			For the twelve months period ended December 31,
	2025[8]	2024	% Chg	2025[8]	2024	% Chg
Net income	175,444	154,279	13.7%	768,443	648,920	18.4%
Amortization of Intangible Assets [1]	21,537	24,007	-10.3%	89,027	104,599	-14.9%
Share-based compensation	(1,365)	6,125	n.a.	15,318	32,424	-52.8%
Non-recurring expenses:	10,122	9,196	10.1%	28,952	34,347	-15.7%
- Integration of new companies [2]	7,661	7,970	-3.9%	25,430	25,692	-1.0%
- M&A advisory and due diligence [3]	18	772	-97.7%	578	3,575	-83.8%
- Expansion projects [4]	232	454	-48.9%	721	3,022	-76.1%
- Restructuring expenses [5]	2,211	-	n.a.	2,223	2,058	8.0%
Adjusted Net Income	205,738	193,607	6.3%	901,740	820,290	9.9%
Basic earnings per share - in R$ [6]	1.91	1.66	14.9%	8.32	7.01	18.7%
Adjusted earnings per share - in R$ [7]	2.25	2.10	7.0%	9.79	8.91	9.9%
(1) Consists of amortization of intangible assets identified in business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(7) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.
(8) Financial information for 2025 is unaudited.

Cash and Debt Position

As of December 31, 2025, Cash and Cash Equivalents totaled R$1,125.4 million, representing a 23.5% increase from December 31, 2024. Afya reduced its Net Debt, excluding the effect of IFRS 16, to R$1,369.5 million, a decrease of R$445.4 million compared to December 31, 2024. This reduction was achieved through solid Cash Flow from Operating Activities, despite the business combination with FUNIC, dividend payments, and Afya’s share repurchase program.

For the twelve-month period ended December 31, 2025, Afya generated R$1,547.6 million in Cash Flow from Operating Activities, up from R$1,453.2 million in the same period of the previous year, an increase of 6.5% YoY, boosted by operational results. The Operating Cash Conversion Ratio reached 93.7%.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the twelve months period ended December 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2025[5]	2024	% Chg
(a) Net cash flows from operating activities	1,531,587	1,432,659	6.9%
(b) Income taxes paid	16,046	20,520	-21.8%
(c) = (a) + (b) Cash flow from operating activities	1,547,633	1,453,179	6.5%

(d) Adjusted EBITDA	1,680,251	1,455,642	15.4%
(e) Non-recurring expenses:	28,952	34,347	-15.7%
- Integration of new companies [1]	25,430	25,692	-1.0%
- M&A advisory and due diligence [2]	578	3,575	-83.8%
- Expansion projects [3]	721	3,022	-76.1%
- Restructuring Expenses [4]	2,223	2,058	8.0%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	1,651,299	1,421,295	16.2%
(g) = (c) / (f) Operating cash conversion ratio	93.7%	102.2%	-850 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Financial information for 2025 is unaudited.

The following table shows more information regarding the cost of debt for 2025, considering loans and financing and accounts payable to selling shareholders. Afya’s capital structure remains solid, with a conservative leveraging position and a low cost of debt. Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA is 0.8x, marking an impressive reduction from 1.2x in the same period of the prior year, reinforcing Afya’s accelerated deleveraging trend.

The issuance of R$1,500 million in debentures on October 15, 2025, together with the repurchase and cancellation of the perpetual convertible held by SoftBank, the first issuance of debentures by Afya Participações S.A., and other Loans and Financing, demonstrates Afya’s disciplined approach to capital allocation and liability management, resulting in an extended average debt duration to 3.6 years.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the twelve months period ended in December 31,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2025[3]	2024	2025	2024	2025	2024	2025	2024
Loans and financing: Softbank	-	845	-	1.4	5.6%	7.5%	40%	71%
Loans and financing: Debentures	1,538	527	3.9	2.6	15.6%	12.0%	109%	110%
Loans and financing: Others	5	318	0.9	0.8	8.7%	12.7%	63%	117%
Loans and financing: IFC	511	505	2.8	3.8	15.5%	11.3%	108%	105%
Accounts payable to selling shareholders	441	531	3.4	3.3	14.4%	10.8%	100%	100%
Total¹| Average	2,495	2,726	3.6	2.4	13.5%	10.2%	95%	95%
(1) Total amount refers only to the "Gross Debt" columns.
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: FY25: ~14.90% p.y. and for FY24: ~12.15% p.y.
(3) Financial information for 2025 is unaudited.

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Table 11: Cash and Debt Position
(in thousands of R$)
	FY2025[1]	FY2024	% Chg
(+) Cash and Cash Equivalents	1,125,381	911,015	23.5%
Cash and Bank Deposits	15,470	6,078	154.5%
Cash Equivalents	1,109,911	904,937	22.7%
(-) Loans and Financing	2,054,267	2,195,161	-6.4%
Current	60,668	363,554	-83.3%
Non-Current	1,993,599	1,831,607	8.8%
(-) Accounts Payable to Selling Shareholders	440,597	530,772	-17.0%
Current	110,640	185,318	-40.3%
Non-Current	329,957	345,454	-4.5%
(-) Other Short and Long Term Obligations	-	-	n.a.
(=) Net Debt (Cash) excluding IFRS 16	1,369,483	1,814,918	-24.5%
(-) Lease Liabilities	1,065,746	978,336	8.9%
Current	55,772	45,580	22.4%
Non-Current	1,009,974	932,756	8.3%
Net Debt (Cash) with IFRS 16	2,435,229	2,793,254	-12.8%
(1) Financial information for 2025 is unaudited.

CAPEX

Capital expenditure consists of the purchase of property and equipment and intangible assets, including expenditure mainly related to the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in Medical Practice Solutions and content in Continuing Education.

For the twelve-month period ended December 31, 2025, CAPEX totaled R$404.0 million, including an acceleration in intangible investments in the fourth quarter. Excluding the license payment related to the FUNIC acquisition, CAPEX was R$ 304.4 million, representing 8.2% of Afya’s revenue.

Table 12: CAPEX
(in thousands of R$)	For the twelve months period ended December 31,
	2025[2]	2024	% Chg
CAPEX	404,011	392,615	2.9%
Property and equipment	166,014	136,924	21.2%
Intangible assets	237,997	255,691	-6.9%
- Licenses[1]	99,629	157,227	-36.6%
- Others	138,368	98,464	40.5%
(1) One-off effects include: (i) R$ 99.6 million in May 2025, related to the acquisition of FUNIC, which added 60 medical seats; (ii) R$ 49.6 million in January 2024, related to the earn-out of FIP Guanambi, following the expansion of 40 medical seat, and (iii) R$107.6 million in July 2024, related to the earn-out of UNIMA, due to the expansion of 80 seats.
(2) Financial information for 2025 is unaudited.

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ESG Metrics

ESG commitment is a crucial part of Afya’s strategy and is deeply ingrained in the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results in three key metrics, Governance and Employee Management, Environmental and Social.

The 2024 Sustainability Report can be found at: https://ir.afya.com.br/annual-report/

Table 13: ESG Metrics 1, 2 & 3			2025	2024	2023
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,395	9,717	9,680
2	405-1	Percentage of female employees	60%	59%	58%
3	405-1	Percentage of female employees in the board of directors	22%	30%	36%
4	102-24	Percentage of independent member in the board of directors	44%	40%	36%
		Environmental
5		Total renewable energy generated by own photovoltaic plants (MWh)	5,588.210	6,329.796	4,510.637
6	302-1	Total energy consumed (MWh)	26,764.601	24,260.662	24,036.608
7	302-1	% of renewable energy consumed from own generation	18.1%	23.2%	16.0%
8	302-1	% of energy consumed from the power grid	30.8%	34.8%	60.3%
9	302-1	% of energy consumed from the free market	51.1%	42.0%	23.7%
		Social
10	413-1	Number of free clinical consultations offered by Afya	897,793	846,264	586,611
11		Number of physicians graduated in Afya's campuses	26,313	22,867	20,197
12	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	16,148	12,342	10,584
13		% students with scholarships over total undergraduate students	18.8%	16.0%	16.0%
14	413-1	Hospital, clinics and city halls partnerships	596	614	649

(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.
(3) The number of students with financing and scholarship programs (FIES and PROUNI) in 2023 excludes students from the Unima and FCM Jaboatão acquisition. As of 2Q25, it also includes students from the UNIDOM acquisition.

1.               Conference Call and Webcast Information

When: March 12, 2026 at 5:00 p.m. EST.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/98271618661

OR

Dial-in:

Brazil: +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668.

United States: +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799.

Webinar ID: 982 7161 8661

Other Numbers: https://afya.zoom.us/u/aRK0ROGaH

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2.               About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

3.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our capacity to increase tuition prices; our ability to anticipate and meet the evolving needs of students and teachers; our capacity to source and successfully integrate acquisitions; as well as general market, political, economic, and business conditions. Additionally, these statements include financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. These statements are not guarantees of future performance and undue reliance should not be placed on them.

The Company assumes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances occurring after its publication, nor to incorporate new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from those expressed or implied by the forward-looking statements we make.

Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date they are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent annual report on Form 20-F. These documents are available in the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

4.               Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with IFRS accounting standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA. The calculation of Adjusted Net Income is the Net Income plus amortization of customer relationships and trademark, plus share-based compensation, plus/minus non-recurring expenses/income. The calculation of Adjusted EPS is the Adjusted Net Income minus the non-controlling interests divided by the Weighted average number of outstanding shares.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this release are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

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5.               Investor Relations Contact

E-mail: ir@afya.com.br

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6.               Financial Tables

Consolidated statements of financial position

As of December 31, 2025 and 2024

(In thousands of Brazilian reais)

	2025	2024
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,125,381	911,015
Trade receivables	717,373	595,898
Recoverable taxes	13,429	7,139
Income taxes recoverable	23,046	18,587
Other assets	62,947	57,145
Total current assets	1,942,176	1,589,784

Non-current assets
Trade receivables	34,985	35,948
Deferred tax assets	12,552	-
Other assets	125,480	115,875
Investment in associate	46,518	54,442
Property and equipment	711,485	658,482
Right-of-use assets	896,758	842,219
Intangible assets	5,587,980	5,532,789
Total non-current assets	7,415,758	7,239,755
Total assets	9,357,934	8,829,539

Liabilities
Current liabilities
Trade payables	123,581	128,080
Loans and financing	60,668	363,554
Lease liabilities	55,772	45,580
Accounts payable to selling shareholders	110,640	185,318
Advances from customers	158,035	161,048
Dividends payable	192	-
Labor and social obligations	217,526	208,076
Taxes payable	36,043	33,456
Income taxes payable	112,638	4,247
Other liabilities	8,946	10,836
Total current liabilities	884,041	1,140,195

Non-current liabilities
Loans and financing	1,993,599	1,831,607
Lease liabilities	1,009,974	932,756
Accounts payable to selling shareholders	329,957	345,454
Taxes payable	77,487	84,407
Deferred tax liabilities	-	28,274
Provision for legal proceedings	128,220	113,521
Other liabilities	43,471	42,742
Total non-current liabilities	3,582,708	3,378,761
Total liabilities	4,466,749	4,518,956

Equity
Share capital	17	17
Additional paid-in capital	2,320,422	2,344,521
Treasury shares	(306,010)	(273,955)
Share-based compensation reserve	202,815	187,497
Retained earnings	2,634,552	2,011,875
Equity attributable to the owners of the Company	4,851,796	4,269,955
Non-controlling interests	39,389	40,628
Total equity	4,891,185	4,310,583
Total liabilities and equity	9,357,934	8,829,539

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Consolidated statements of income and comprehensive income

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais, except for earnings per share information)

	2025	2024	2023
	(unaudited)

Revenue	3,697,255	3,304,329	2,875,913
Cost of services	(1,313,895)	(1,215,603)	(1,109,813)
Gross profit	2,383,360	2,088,726	1,766,100

Selling, general and administrative expenses	(1,113,065)	(1,008,427)	(940,132)
Allowance for expected credit losses	(57,090)	(60,894)	(74,552)
Other income	18,762	13,299	53,206
Other expenses	(18,857)	(20,591)	(37,561)

Operating income	1,213,110	1,012,113	767,061

Finance income	194,943	111,283	110,642
Finance expenses	(561,024)	(458,742)	(457,616)
Net finance result	(366,081)	(347,459)	(346,974)

Share of profit of equity-accounted investee, net of tax	13,916	11,737	9,495

Income before income taxes	860,945	676,391	429,582

Income taxes expenses
Current	(133,328)	(24,238)	(27,399)
Deferred	40,826	(3,233)	3,233

Net income	768,443	648,920	405,416

Other comprehensive income	-	-	-

Total comprehensive income	768,443	648,920	405,416

Net income / total comprehensive income attributable to:
Owners of the Company	752,461	631,510	386,324
Non-controlling interests	15,982	17,410	19,092
	768,443	648,920	405,416

Basic earnings per common share	8.32	7.01	4.30
Diluted earnings per common share	8.24	6.93	4.27

16

Consolidated statements of cash flows

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais)

	2025	2024	2023
	(unaudited)
Operating activities
Income before income taxes	860,945	676,391	429,582
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	373,344	333,341	289,511
Write-off of property and equipment	3,062	2,539	1,910
Write-off of intangible assets	275	244	413
Allowance for expected credit losses	57,090	60,894	74,552
Share-based compensation expense	15,318	32,424	31,535
Net foreign exchange differences	1,816	7,027	681
Accrued interest	316,379	254,386	285,447
Accrued interest on lease liabilities	123,067	111,966	100,849
Share of profit of equity-accounted investee, net of tax	(13,916)	(11,737)	(9,495)
Provision (reversal) for legal proceedings	23,250	9,705	(40,044)

Changes in assets and liabilities
Trade receivables	(177,602)	(97,449)	(131,336)
Recoverable taxes	(10,749)	18,107	(15,353)
Other assets	(10,798)	11,220	88,427
Trade payables	(4,499)	18,126	24,500
Taxes payable	(18,109)	(14,798)	3,278
Advances from customers	(3,013)	6,329	(17,892)
Labor and social obligations	9,450	8,414	31,525
Payments of legal proceedings	(6,873)	(4,637)	(16,781)
Other liabilities	9,196	30,687	(42,542)
	1,547,633	1,453,179	1,088,767
Income taxes paid	(16,046)	(20,520)	(45,144)
Net cash flows from operating activities	1,531,587	1,432,659	1,043,623

Investing activities
Acquisition of property and equipment	(166,014)	(136,924)	(118,435)
Acquisition of intangibles assets	(197,997)	(255,691)	(126,993)
Dividends received	15,553	7,501	9,900
Acquisition of non-controlling interest	-	-	(21,000)
Acquisition of assets and subsidiaries, net of cash acquired	(144,076)	(627,568)	(815,005)
Payments of interest	(14,536)	(78,931)	(71,518)
Net cash flows used in investing activities	(507,070)	(1,091,613)	(1,143,051)

Financing activities
Payments of principal of loans and financing	(1,624,911)	(128,696)	(112,630)
Payments of interest	(309,337)	(177,192)	(175,889)
Proceeds from loans and financing	1,494,881	491,593	5,288
Payments of principal of lease liabilities	(49,411)	(41,221)	(31,473)
Payments of interest of lease liabilities	(121,475)	(111,605)	(103,911)
Treasury shares repurchase	(77,002)	-	(12,369)
Proceeds from exercise of stock options	25,733	9,376	9,791
Dividends paid	(146,813)	(18,289)	(18,750)
Net cash flows from (used in) financing activities	(808,335)	23,966	(439,943)
Net foreign exchange differences	(1,816)	(7,027)	(681)
Net increase (decrease) in cash and cash equivalents	214,366	357,985	(540,052)
Cash and cash equivalents at the beginning of the year	911,015	553,030	1,093,082
Cash and cash equivalents at the end of the year	1,125,381	911,015	553,030

17